Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three and nine months

ended 31 March 2020

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated statement of profit or loss for the three and nine months ended 31 March 2020 and 2019	13
Interim consolidated statement of comprehensive income for the three and nine months ended 31 March 2020 and 2019	14
Interim consolidated balance sheet as of 31 March 2020, 30 June 2019 and 31 March 2019	15
Interim consolidated statement of changes in equity for the nine months ended 31 March 2020, the three months ended 30 June 2019 and the nine months ended 31 March 2019	17
Interim consolidated statement of cash flows for the three and nine months ended 31 March 2020 and 2019	18
Notes to the interim consolidated financial statements	19

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2019, as filed with the Securities and Exchange Commission on 24 September 2019 (File No. 001-35627) as supplemented by the risk factor contained in this report, and as any such risk factors may be further updated from time to time in the Company’s other filings with the Securities and Exchange Commission.

GENERAL

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 142-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday. We attract leading global companies such as adidas, Aon, General Motors (Chevrolet) and Kohler that want access and exposure to our community of followers and association with our brand.

COVID-19 PANDEMIC

As a direct consequence of COVID-19, the Government has imposed restrictions which have resulted in the postponement of the 2019/20 Premier League season, UEFA and domestic cup competitions; and the closure of Old Trafford football stadium since mid-March 2020.

The postponement has resulted in the deferral of three matches, originally expected to be played in the third quarter. One away Premier League match, one away FA Cup quarter-final tie and the Round of 16 2nd leg, home Europa League fixture; the impact of which is to reduce third quarter Matchday and Broadcasting revenues.

Broadcasting revenue in the quarter has been further impacted due to the delay and broadcast schedule changes to the 2019/20 football season as a whole. The third quarter financials reflect an estimated £15.0m Premier League rebate due to broadcasters.

Based on current UK Government guidance and agreed medical protocols, we currently anticipate a return to play during the month of June 2020.

RESULTS OF OPERATIONS

Manchester United adopted IFRS 16 ‘Leases’ with effect from 1 July 2019. The Company elected to apply the ‘simplified approach’ on initial adoption of IFRS 16; consequently comparative information has not been restated.

Three months ended 31 March 2020 as compared to the three months ended 31 March 2019

	Three months ended 31 March (in £ millions)		% Change
	2020	2019	2020 over 2019
Revenue	123.7	152.1	(18.7%)
Commercial revenue	68.6	66.6	3.0%
Broadcasting revenue	26.0	53.8	(51.7%)
Matchday revenue	29.1	31.7	(8.2%)
Total operating expenses	(131.8)	(144.2)	(8.6%)
Employee benefit expenses	(69.5)	(84.8)	(18.0%)
Other operating expenses	(26.3)	(26.1)	0.8%
Depreciation	(3.7)	(2.8)	32.1%
Amortization	(32.3)	(30.5)	5.9%
Profit on disposal of intangible assets	4.8	6.3	(23.8%)
Net finance costs	(25.3)	(3.1)	716.1%
Income tax credit/(expense)	5.8	(3.4)	-

Revenue

Total revenue for the three months ended 31 March 2020 was £123.7 million, a decrease of £28.4 million, or 18.7%, over the three months ended 31 March 2019, as a result of a decrease in revenue in our broadcasting and matchday sectors, partially offset by an increase in revenue in our commercial sector, as described below.

Commercial revenue

Commercial revenue for the three months ended 31 March 2020 was £68.6 million, an increase of £2.0 million, or 3.0%, over the three months ended 31 March 2019.

•	Sponsorship revenue for the three months ended 31 March 2020 was £44.7 million, an increase of £3.1 million, or 7.5%, over the three months ended 31 March 2019, primarily due to new sponsorship deals; and

•	Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 31 March 2020 was £23.9 million, a decrease of £1.1 million, or 4.4%, over the three months ended 31 March 2019, in part due to the closure of the Old Trafford Megastore mid-March.

Broadcasting revenue

Broadcasting revenue for the three months ended 31 March 2020 was £26.0 million, a decrease of £27.8 million, or 51.7%, over the three months ended 31 March 2019, primarily due an estimated £15.0m Premier League rebate due to broadcasters, following delay and broadcast schedule changes to the 2019/20 football season, non-participation in the UEFA Champions League, and the impact of playing two fewer Premier League away games.

Matchday revenue

Matchday revenue for the three months ended 31 March 2020 was £29.1 million, a decrease of £2.6 million, or 8.2%, over the three months ended 31 March 2019, including the impact of postponement of the Round of 16 Europa League home match and closure of non-match day operations in mid-March.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation and amortization) for the three months ended 31 March 2020 were £131.8 million, a decrease of £12.4 million, or 8.6%, over the three months ended 31 March 2019.

Employee benefit expenses

Employee benefit expenses for the three months ended 31 March 2020 were £69.5 million, a decrease of £15.3 million, or 18.0%, over the three months ended 31 March 2019, due to the impact of net player disposals, loan deals and reductions in player salaries as a result of non-participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the three months ended 31 March 2020 were £26.3 million, an increase of £0.2 million, or 0.8%, over the three months ended 31 March 2019.

Depreciation

Depreciation for the three months ended 31 March 2020 was £3.7 million, an increase of £0.9 million, or 32.1%, over the three months ended 31 March 2019.

Amortization

Amortization, primarily of registrations, for the three months ended 31 March 2020 was £32.3 million, an increase of £1.8 million, or 5.9%, over the three months ended 31 March 2019. The unamortized balance of registrations as of 31 March 2020 was £356.4 million.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the three months ended 31 March 2020 was £4.8 million, compared to a profit of £6.3 million for the three months ended 31 March 2019.

Net finance costs

Net finance costs for the three months ended 31 March 2020 were £25.3 million, compared to £3.1 million for the three months ended 31 March 2019, due to unrealized foreign exchange losses on unhedged USD borrowings.

Income tax

The income tax credit for the three months ended 31 March 2020 was £5.8 million, compared to an expense of £3.4 million for the three months ended 31 March 2019.

Nine months ended 31 March 2020 as compared to the nine months ended 31 March 2019

	Nine months ended 31 March (in £ millions)		% Change
	2020	2019	2020 over 2019
Revenue	427.5	495.7	(13.8)%
Commercial revenue	219.6	208.4	5.4%
Broadcasting revenue	123.6	200.3	(38.3)%
Matchday revenue	84.3	87.0	(3.1)%
Total operating expenses	(399.4)	(448.0)	(10.8)%
Employee benefit expenses	(210.6)	(239.7)	(12.1)%
Other operating expenses	(82.1)	(81.1)	1.2%
Depreciation	(11.0)	(8.6)	27.9%
Amortization	(95.7)	(99.0)	(3.3)%
Exceptional items	-	(19.6)	-
Profit on disposal of intangible assets	16.1	24.4	(34.0)%
Net finance costs	(18.5)	(14.6)	26.7%
Income tax expense	(12.4)	(16.4)	(24.4)%

Revenue

Total revenue for the nine months ended 31 March 2020 was £427.5 million, a decrease of £68.2 million, or 13.8%, over the nine months ended 31 March 2019, as a result of a decrease in revenue in our broadcasting and matchday sectors, partially offset be an increase in revenue in our commercial sector, as described below.

Commercial revenue

Commercial revenue for the nine months ended 31 March 2020 was £219.6 million, an increase of £11.2 million, or 5.4%, over the nine months ended 31 March 2019.

•	Sponsorship revenue for the nine months ended 31 March 2020 was £143.5 million, an increase of £12.0 million, or 9.1%, over the nine months ended 31 March 2019, primarily due to new sponsorship deals and additional tour revenue; and

•	Retail, Merchandising, Apparel & Product Licensing revenue for the nine months ended 31 March 2020 was £76.1 million, a decrease of £0.8 million, or 1.0%, over the nine months ended 31 March 2019, in part due to the closure of the Old Trafford Megastore mid-March.

Broadcasting revenue

Broadcasting revenue for the nine months ended 31 March 2020 was £123.6 million, a decrease of £76.7 million, or 38.3%, over the nine months ended 31 March 2019, primarily due to non-participation in the UEFA Champions League, an estimated £15.0m Premier League rebate due to broadcasters, following delay and broadcast schedule changes to the 2019/20 football season, and the impact of playing two fewer Premier League away games.

Matchday revenue

Matchday revenue for the nine months ended 31 March 2020 was £84.3 million, a decrease of £2.7 million, or 3.1%, over the nine months ended 31 March 2019, primarily due to non-participation in the UEFA Champions League.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortisation, and exceptional items) for the nine months ended 31 March 2020 were £399.4 million, a decrease of £48.6 million, or 10.8%, over the nine months ended 31 March 2019.

Employee benefit expenses

Employee benefit expenses for the nine months ended 31 March 2020 were £210.6 million, a decrease of £29.1 million, or 12.0%, over the nine months ended 31 March 2019, primarily due to reductions in player salaries as a result of non-participation in the UEFA Champions League and the impact of net player disposals.

Other operating expenses

Other operating expenses for the nine months ended 31 March 2020 were £82.1 million, an increase of £1.0 million, or 1.2%, over the nine months ended 31 March 2019.

Depreciation

Depreciation for the nine months ended 31 March 2020 was £11.0 million, an increase of £2.4 million, or 27.9%, over the nine months ended 31 March 2019.

Amortization

Amortization, primarily of players’ registrations, for the nine months ended 31 March 2020 was £95.7 million, a decrease of £3.3 million, or 3.3%, over the nine months ended 31 March 2019. The unamortized balance of registrations as of 31 March 2020 was £356.4 million.

Exceptional items

Exceptional items for the nine months ended 31 March 2020 were £nil. Exceptional items for the 9 months ended 31 March 2019 were £19.6 million, relating to compensation to the former manager and certain members of the coaching staff for loss of office.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the nine months ended 31 March 2020 was £16.1 million, compared to a profit of £24.4 million for the nine months ended 31 March 2019.

Net finance costs

Net finance costs for the nine months ended 31 March 2020 were £18.5 million, an increase of £3.9 million, or 26.7%, over the nine months ended 31 March 2019, primarily due to unrealized foreign exchange losses on unhedged USD borrowings.

Income tax

The income tax expense for the nine months ended 31 March 2020 was £12.4 million, compared to £16.4 million for the nine months ended 31 March 2019.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility and our senior secured notes. We manage our cash flow interest rate risk where appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

We currently intend to continue paying regular semi-annual cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share from our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

Our business generates a significant amount of cash from our matchday revenues and commercial contractual arrangements prior to the start of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance, with a large portion being received in June prior to the start of a new fiscal year. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the statement of profit or loss over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facility. As of 31 March 2020, we had no borrowings under our revolving facility.

We also maintain a mixture of long-term debt and capacity under our revolving facility in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year.

In addition, transfer windows for acquiring and disposing of registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to utilize cash available from our revolving facility to meet our needs.

Acquisition and disposal of registrations also affects our trade receivables and payables, which affects our overall working capital. Our trade receivables include transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of registrations.

Cash Flow

The following table summarizes our cash flows for the nine months ended 31 March 2020 and 2019:

	Nine months ended 31 March (in £ millions)
	2020	2019
Cash flow from operating activities
Cash generated from operations	15.9	112.1
Net interest paid	(16.7)	(15.1)
Debt finance costs paid	(0.6)	-
Tax paid	(1.9)	(2.4)
Net cash (outflow)/inflow from operating activities	(3.3)	94.6
Cash flows from investing activities
Payments for property, plant and equipment	(17.7)	(8.9)
Payments for intangible assets	(211.7)	(159.8)
Proceeds from sale of intangible assets	25.2	37.9
Net cash outflow from investing activities	(204.2)	(130.8)
Cash flow from financing activities
Acquisition of treasury shares	(3.4)	-
Repayment of borrowings	-	(3.8)
Principal elements of lease payments	(1.1)	-
Dividends paid	(11.3)	(11.6)
Net cash outflow from financing activities	(15.8)	(15.4)
Net decrease in cash and cash equivalents(1)	(223.3)	(51.6)

(1) Excludes the effects of exchange rate changes on cash and cash equivalents.

Net cash (outflow)/inflow from operating activities

Cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and other commercial revenue. Cash generated from operations for the nine months ended 31 March 2020 was £15.9 million, a decrease of £96.2 million from cash generated from operations of £112.1 million for the nine months ended 31 March 2019.

Additional changes in net cash (outflow)/inflow from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We use interest rate swaps to manage the cash flow interest rate risk. Such swaps have the economic effect of converting a portion of interest from variable rates to a fixed rate. Our revolving facility is also subject to variable rates of interest. Net cash outflow from operating activities for the nine months ended 31 March 2020 was £3.3 million, a decrease of £97.9 million from net cash inflow of £94.6 million for the nine months ended 31 March 2019.

Net cash outflow from investing activities

Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facility. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and invest in the expansion of our training facility, the Aon Training Complex.

Net cash outflow from investing activities for the nine months ended 31 March 2020 was £204.2 million, an increase of £73.4 million from £130.8 million for the nine months ended 31 March 2019.

For the nine months ended 31 March 2020, net capital expenditure on property, plant and equipment was £17.7 million, an increase of £8.8 million from £8.9 million for the nine months ended 31 March 2019.

For the nine months ended 31 March 2020, net capital expenditure on intangible assets was £186.5 million, an increase of £64.6 million from £121.9 million for the nine months ended 31 March 2019.

Net cash outflow from financing activities

Net cash outflow from financing activities for the nine months ended 31 March 2020 was £15.8 million, an increase of £0.4 million from £15.4 million for the nine months ended 31 March 2019.

Indebtedness

Our primary sources of indebtedness consist of our senior secured notes, our secured term loan facility and our revolving facility. As part of the security for our senior secured notes, our secured term loan facility and our revolving facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

Our wholly-owned subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes. As of 31 March 2020 the sterling equivalent of £338.5 million (net of unamortized issue costs of £3.1 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly owned subsidiaries of Manchester United plc.

The note purchase agreement governing the senior secured notes contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the senior secured notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance for the quarter ended 31 March 2020.

The note purchase agreement governing the senior secured notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the senior secured notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the senior secured notes.

The senior secured notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 25 June 2027.

Secured term loan facility

Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Merrill Lynch International Designated Activity Company as lender. As of 31 March 2020 the sterling equivalent of £178.6 million (net of unamortized issue costs of £2.3 million) was outstanding. The secured term loan facility was amended by an amendment and restatement agreement dated 5 August 2019 which became effective on 6 August 2019 to, among other things, extend the expiry date. Consequently, the remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

Loans under the secured term loan facility bear interest at a rate per annum equal to US dollar LIBOR (provided that if the rate is less than zero, LIBOR shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

The secured term loan facility contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance for the quarter ended 31 March 2020.

Revolving facility

Our revolving facilities agreement allows MU Finance Limited or Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £150 million from a syndicate of lenders with Bank of America Merrill Lynch International Limited as agent and security trustee. As of 31 March 2020, we had no outstanding borrowings and had £150 million in borrowing capacity under our revolving facility agreement.

Our revolving facility is scheduled to expire on 4 April 2025. Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

Our revolving facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not conduct research and development activities.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 31 March 2020 is £86.8 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 31 March 2020, we believe receipt of £2.6 million to be probable.

Other commitments

In the ordinary course of business, we enter into capital commitments. These transactions are recognized in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 31 March 2020, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarizes our contractual obligations as of 31 March 2020:

	Less than 1 year	1-3 years	3-5 years	More than five years	Total contractual cash flows(1)	Total per consolidated financial statements
	£’000	£’000	£’000	£’000	£’000	£’000
Long-term debt obligations(2)	19,404	38,807	38,175	575,965	672,351	519,377
Lease obligations(3)	1,812	863	555	3,722	6,952	5,103
Purchase obligations(4)	184,058	49,667	4,620	-	238,345	226,021
Total	205,274	89,337	43,350	579,687	917,648	750,501

(1)	Total contractual cash flows reflect contractual non-derivative financial obligations including interest, lease payments on short-term and low value leases, purchase order commitments and capital commitments and therefore differs from the carrying amounts in our consolidated financial statements.
(2)	As of 31 March 2020, we had $425.0 million of our senior secured notes outstanding and $225.0 million of our secured term loan facility outstanding.
(3)	We enter into leases in the normal course of business. The future lease obligations would change if we were to enter into additional new leases.
(4)	Purchase obligations include current and non-current obligations related to the acquisition of registrations, purchase order commitments and capital commitments. Purchase obligations do not include contingent transfer fees of £86.8 million which are potentially payable by us if certain specific performance conditions are met.

Except as disclosed above and in note 30.1 to the unaudited interim consolidated financial statements as of and for the three and nine months ended 31 March 2020 included elsewhere in this interim report, as of 31 March 2020, we did not have any material contingent liabilities or guarantees.

RISK FACTORS

Information regarding risk factors that could have a material adverse effect on our business, results of operations, financial condition, cash flow and prospects and cause the value of our shares to decline, are described under ‘‘Risk Factors’’ in Item 3D of Part I of the Company’s Annual Report on Form 20-F for the year ended 30 June 2019. In management’s view, there have been no material changes in the risk factors facing the Company since that time other than as follows:

The COVID-19 pandemic has had, and is expected to continue to have, a material impact on our business, results of operations, financial position and cash flows.

We are closely monitoring the impact of the outbreak of COVID-19 on all aspects of our business, including how it will impact our broadcasting and matchday operations, our sponsorship and credit agreements, and our employees, fans, sponsors, and suppliers. COVID-19 has had a material adverse effect on our reported results for the three and nine months ended 31 March 2020. The impact is primarily due to a reduction in Broadcasting and Matchday revenues following the postponement of the Premier League season and UEFA and FA Cup competitions beginning in mid- March 2020. Further, regulatory and organizational mandates set forth by governing bodies have resulted in the closure of Old Trafford football stadium and its flagship Megastore, and Museum and Stadium Tour operations since mid-March 2020. The extent to which our operations may be impacted by the COVID-19 pandemic will depend largely on future developments including the restart of football competitions and the re-opening of stadium and Megastore operations, which are highly uncertain and cannot be accurately predicted. New information which may emerge concerning the severity of the COVID-19 outbreak and actions by government authorities to contain the outbreak or treat its impact may further impact our operations. As such, we are unable to predict with certainty the ultimate impact that COVID-19 may have on our business, future results of operations, financial position or cash flows. We are also unable to predict with certainty the impact that COVID-19 may have on our fans, sponsors, and suppliers; however, any material effect on these parties could negatively impact us. In addition, if there is a future resurgence of COVID-19 following its initial containment, the negative impacts on our business may be exacerbated. We have put in place a number of controls and mitigation measures to address the impact of COVID-19 in the short and medium term, both from an internal and external perspective. However, if we are unable to sufficiently manage and mitigate the strategic and operational impact of such events, the future results of our business may be materially negatively impacted. The impact of COVID-19 may also exacerbate other risks discussed in ‘‘Risk Factors’’ in Item 3D of Part I of the Company’s Annual Report on Form 20-F for the year ended 30 June 2019, any of which could have a material effect on us. Though we continue to monitor the COVID-19 pandemic closely, this situation is changing rapidly and additional impacts may arise that we are not aware of currently.

Manchester United plc

Interim consolidated statement of profit or loss - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Revenue from contracts with customers	6	123,711	152,068	427,537	495,706
Operating expenses	7	(131,783)	(144,181)	(399,457)	(448,030)
Profit on disposal of intangible assets	9	4,765	6,378	16,067	24,457
Operating (loss)/profit		(3,307)	14,265	44,147	72,133
Finance costs		(25,758)	(5,361)	(19,701)	(16,877)
Finance income		511	2,213	1,274	2,257
Net finance costs	10	(25,247)	(3,148)	(18,427)	(14,620)
(Loss)/profit before income tax		(28,554)	11,117	25,720	57,513
Income tax credit/(expense)	11	5,701	(3,464)	(12,438)	(16,444)
(Loss)/profit for the period		(22,853)	7,653	13,282	41,069

(Loss)/earnings per share during the period:
Basic (loss)/earnings per share (pence)	12	(13.89)	4.65	8.07	24.96
Diluted (loss)/earnings per share (pence)(1)	12	(13.89)	4.65	8.06	24.94

(1) For the three months ended 31 March 2020 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income - unaudited

	Three months ended 31 March		Nine months ended 31 March
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
(Loss)/profit for the period	(22,853)	7,653	13,282	41,069
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to profit or loss
Cash flow hedges	(9,951)	4,974	(47)	(2,312)
Income tax credit/(expense) relating to cash flow hedges	677	(129)	70	(978)
Other comprehensive (loss)/ income for the period, net of tax	(9,274)	4,845	23	(3,290)
Total comprehensive (loss)/income for the period	(32,127)	12,498	13,305	37,779

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited

	Note	31 March 2020 £’000	30 June 2019 £’000	31 March 2019 £’000
ASSETS
Non-current assets
Property, plant and equipment	14	254,994	246,032	246,396
Right-of-use assets	15	4,984	-	-
Investment property	16	24,703	24,979	13,739
Intangible assets	17	784,746	768,857	718,551
Deferred tax asset	18	54,061	58,415	57,057
Trade receivables	20	42,429	9,889	9,964
Income tax receivable		-	-	547
Derivative financial instruments	21	1,134	30	777
		1,167,051	1,108,202	1,047,031
Current assets
Inventories	19	2,403	2,130	2,083
Prepayments		10,868	13,030	13,007
Contract assets – accrued revenue	6.2	42,700	39,532	53,073
Trade receivables	20	41,106	23,851	118,983
Other receivables		121	1,188	436
Income tax receivable		1,223	643	598
Derivative financial instruments	21	690	312	511
Cash and cash equivalents	22	90,251	307,637	193,855
		189,362	388,323	382,546
Total assets		1,356,413	1,496,525	1,429,577

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet (continued) - unaudited

	Note	31 March 2020 £’000	30 June 2019 £’000	31 March 2019 £’000
EQUITY AND LIABILITIES
Equity
Share capital	23	53	53	53
Share premium		68,822	68,822	68,822
Treasury shares	24	(3,720)	-	-
Merger reserve		249,030	249,030	249,030
Hedging reserve		(35,521)	(35,544)	(30,848)
Retained earnings		135,391	132,841	166,751
Total equity		414,055	415,202	453,808
Non-current liabilities
Deferred tax liabilities	18	37,126	31,865	33,678
Contract liabilities – deferred revenue	6.2	25,562	33,354	51,079
Trade and other payables	25	51,980	79,183	45,559
Borrowings	26	517,075	505,779	493,336
Lease liabilities	15	3,416	-	-
Derivative financial instruments	21	8,538	2,298	21
		643,697	652,479	623,673
Current liabilities
Contract liabilities – deferred revenue	6.2	99,240	190,146	156,138
Trade and other payables	25	191,214	230,386	185,733
Income tax liabilities		4,214	2,859	7,898
Borrowings	26	2,302	5,453	2,197
Lease liabilities	15	1,687	-	-
Derivative financial instruments	21	4	-	130
		298,661	428,844	352,096
Total equity and liabilities		1,356,413	1,496,525	1,429,577

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

	Share capital £’000	Share premium £’000	Treasury shares £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total equity £’000
Balance at 30 June 2018	53	68,822	-	249,030	(27,558)	136,757	427,104
Profit for the period	-	-	-	-	-	41,069	41,069
Cash flow hedges	-	-	-	-	(2,312)	-	(2,312)
Tax expense relating to movement on hedges	-	-	-	-	(978)	-	(978)
Total comprehensive income for the period	-	-	-	-	(3,290)	41,069	37,779
Equity-settled share-based payments	-	-	-	-	-	535	535
Dividends paid	-	-	-	-	-	(11,610)	(11,610)
Balance at 31 March 2019	53	68,822	-	249,030	(30,848)	166,751	453,808
Loss for the period	-	-	-	-	-	(22,188)	(22,188)
Cash flow hedges	-	-	-	-	(4,408)	-	(4,408)
Tax expense relating to movement on hedges	-	-	-	-	(288)	-	(288)
Total comprehensive loss for the period	-	-	-	-	(4,696)	(22,188)	(26,884)
Equity-settled share-based payments	-	-	-	-	-	164	164
Dividends paid	-	-	-	-	-	(11,716)	(11,716)
Deferred tax expense relating to share-based payments	-	-	-	-	-	(170)	(170)
Balance at 30 June 2019	53	68,822	-	249,030	(35,544)	132,841	415,202
Profit for the period	-	-	-	-	-	13,282	13,282
Cash flow hedges	-	-	-	-	(47)	-	(47)
Tax credit relating to movement on hedges	-	-	-	-	70	-	70
Total comprehensive income for the period	-	-	-	-	23	13,282	13,305
Acquisition of treasury shares	-	-	(3,720)	-	-	-	(3,720)
Equity-settled share-based payments	-	-	-	-	-	591	591
Dividends paid	-	-	-	-	-	(11,323)	(11,323)
Balance at 31 March 2020	53	68,822	(3,720)	249,030	(35,521)	135,391	414,055

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Cash flow from operating activities
Cash generated from operations	27	34,333	29,803	15,894	112,140
Interest paid		(7,944)	(7,679)	(17,895)	(17,186)
Debt finance costs paid		-	-	(555)	-
Interest received		115	697	1,165	2,052
Tax paid		(200)	(578)	(1,897)	(2,388)
Net cash inflow/(outflow) from operating activities		26,304	22,243	(3,288)	94,618
Cash flow from investing activities
Payments for property, plant and equipment		(4,662)	(1,559)	(17,692)	(8,877)
Payments for intangible assets(1)		(24,419)	(14,809)	(211,730)	(159,865)
Proceeds from sale of intangible assets(1)		3,225	12,709	25,234	37,892
Net cash outflow from investing activities		(25,856)	(3,659)	(204,188)	(130,850)
Cash flow from financing activities
Acquisition of treasury shares		(3,372)	-	(3,372)	-
Repayment of borrowings		-	-	-	(3,750)
Principal elements of lease payments		(399)	-	(1,160)	-
Dividends paid		(11,323)	(11,610)	(11,323)	(11,610)
Net cash outflow from financing activities		(15,094)	(11,610)	(15,855)	(15,360)
Net (decrease)/increase in cash and cash equivalents		(14,646)	6,974	(223,331)	(51,592)
Cash and cash equivalents at beginning of period		100,856	190,395	307,637	242,022
Effects of exchange rate changes on cash and cash equivalents		4,041	(3,514)	5,945	3,425
Cash and cash equivalents at end of period	22	90,251	193,855	90,251	193,855

(1) Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players’ and key football management staff registrations it is normal industry practice for payment terms to spread over more than one year and consideration may also include non-cash items. Details of registrations additions and disposals are provided in note 17. Trade payables in relation to the acquisition of registrations at reporting date are provided in note 25. Trade receivables in relation to the disposal of registrations at the reporting date are provided in note 20.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc
Notes to the interim consolidated financial statements
unaudited

1        General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the board of directors on 21 May 2020.

2       Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2019, as filed with the Securities and Exchange Commission on 24 September 2019, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRSs”). The report of the auditors on those financial statements was unqualified. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

Covid-19 Pandemic

As a direct consequence of COVID-19, the Government has imposed restrictions which have resulted in the postponement of the 2019/20 Premier League season, UEFA and domestic cup competitions; and the closure of Old Trafford football stadium since mid-March 2020. Based on current UK Government guidance and agreed medical protocols, we anticipate a return to play during the month of June 2020.

The ongoing crisis will have a significant impact on full year revenues, operating profit and cash flows for the year ended 30 June 2020. We expect that the wider impact of COVID-19 on revenue streams and cash flows will vary, but will generally depend on the extent and success of UK and international governmental measures to manage the spread of the disease; the length of time that such measures remain in place, their impact on future consumer behavior and our ability to play football matches.

Despite the ongoing uncertainty, the Company remains well placed with a strong balance sheet, including cash resources as at 31 March 2020 of £90.3m. All funds are held as cash and cash equivalents and therefore available on demand. The Company also has access to a Revolving credit facility, £140m of which was drawn down following the quarter end. The Company has further undrawn facilities of £10m available.

The Company’s debt facilities include the $425m senior secured notes and the $225m secured term loan facility, the majority of which attract fixed interest rates. The Company’s £150m revolving credit facility, secured notes and term loan mature 2025, 2027 and 2029 respectively. As at 31 March, the Company was in compliance with all debt covenants.

Manchester United plc
Notes to the interim consolidated financial statements (continued) -
unaudited

2       Basis of preparation (continued)

Covid-19 Pandemic (continued)

The Company’s fourth quarter is a strong quarter from a working capital perspective, during which the Company typically reports significant cash inflows from operating activities. Certain contractual amounts due are invoiced in the fourth quarter, hence are not reported as current assets as at 31 March 2020. Furthermore, Management are monitoring the Company’s operational running costs to achieve efficiencies where possible in advance of the football season recommencing.

The evolving and uncertain nature of the situation makes it challenging for Management to estimate the future performance of our businesses, particularly over the near to medium term and the impact on our financial and operating results cannot be forecast with certainty at this time.

In light of these inherent uncertainties, Management has considered the potential impact of COVID-19 on the business (and its ability to continue as a going concern) under various scenarios, including:

•	Cancellation of the 2019/20 Premier League, UEFA and FA Cup competitions;
•	A delay to the commencement of the 2020/21 season to no sooner than September;
•	Participation in the UCL or UEL;
•	The impact of playing a portion of the 2020/21 season matches behind closed doors;
•	Potential credit risk associated with accounts receivable and contract asset balances;
•	A delay in the timing of cash inflows generated from broadcasting and commercial revenues; and
•	A combination of the above factors.

Management has considered various levers which the Group has at its disposal, in the event that commencement of football continues to be further postponed. Levers include a decrease in uncommitted capital expenditure, operating cost items such as marketing, travel and entertaining, consultancy, training and development and employee costs.

As a result of this detailed assessment, including the various scenarios and levers available to Management, and with reference to the Company’s balance sheet, existing committed facilities, but also acknowledging the inherent uncertainty of the current economic outlook, Management has concluded that the Company is able to meet its obligations when they fall due for a period of at least 12 months after date of this report.  For this reason the Company continue to adopt the going concern basis for preparing the interim financial statements.

3       Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2019, with the exception of the implementation of IFRS 16 ‘Leases’ and except as described below.

Foreign currency translation

Foreign exchange gains and losses that relate to transfer fees receivable from other football clubs are presented in the statement of profit or loss on a net basis within profit on disposal of intangible assets. Such amounts were previously immaterial.

Income tax

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

Manchester United plc
Notes to the interim consolidated financial statements (continued) -
unaudited

3       Accounting policies (continued)

Share capital and reserves

Where any Group company purchases the Company’s equity instruments, for example as the result of a share buy-back, the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the owners of Manchester United plc as treasury shares until the shares are cancelled or reissued.

New and amended standards and interpretations adopted by the Group

•	IFRS 16, “Leases”

The Group adopted IFRS 16 ‘Leases’ with effect from 1 July 2019. IFRS 16 introduced a single lease accounting model, requiring a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset representing the right to use the underlying asset, and a lease liability representing the obligation to pay lease payments.

The Group has elected to apply the ‘simplified approach’ on initial adoption of IFRS 16, consequently comparative information has not been restated. The Group also elected to apply the following transitional practical expedients:

•	lease liabilities are initially measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate determined as 2.22% as at 1 July 2019;

•	right-of-use assets are measured at an amount equal to the lease liability; and

•	operating leases with a remaining lease term of less than 12 months as at 1 July 2019 are accounted for as short-term leases.

The new treatment of leases has resulted in an increase in non-current assets and financial liabilities as these leases are capitalised and included on the Group balance sheet. The reduction in operating lease expenses is offset by an increase in depreciation and an increase in finance charges. This has resulted in a higher operating profit. This depreciation charge is constant over the lease period, but finance charges decrease as the remaining lease liability decreases, resulting in a net reduction in profit before tax in the early part of a lease arrangement but a positive profit impact towards the end of the contract. This is in contrast to the previous typical straight-line treatment of operating lease expenses under IAS 17.

The Group recognized right-of-use assets of £6.0 million on 1 July 2019 and lease liabilities of the same amount, measured as follows:

£’000
Operating lease commitments disclosed as at 30 June 2019	8,087
Discounted using the Group’s incremental borrowing rate as at 1 July 2019	6,246
Less short term leases not recognized as a liability	(270)
Lease liability recognized as at 1 July 2019	5,976

The Group expects that operating profit for the year ending 30 June 2020 will increase by approximately £0.1 million as a result of adopting the new standard. Profit before tax is expected to decrease by approximately £0.1 million.

Lease payments were previously presented as operating cash flows. Lease payments are now split into payments for the principal portion of the lease liability which are presented as financing cash flows, and payments for the interest portion of the lease liability which are presented as operating cash flows. There is no impact on overall cash flow.

Manchester United plc
Notes to the interim consolidated financial statements (continued) -
unaudited

3       Accounting policies (continued)

New and amended standards and interpretations adopted by the Group (continued)

•	IFRS 16, “Leases” (continued)

Lease payments were previously presented as operating cash flows. Lease payments are now split into payments for the principal portion of the lease liability which are presented as financing cash flows, and payments for the interest portion of the lease liability which are presented as operating cash flows. There is no impact on overall cash flow.

The Group’s activities as a lessor are not materially impacted by the new standard.

•	Phase 1 amendments to IFRS 9, “Financial instruments” for IBOR reform

Phase 1 amendments to IFRS 9, “Financial instruments” for IBOR reform are effective for annual reporting periods beginning on or after 1 January 2020 with earlier application permitted. The Group has applied early adoption the amendments.

New and amended standards and interpretations issued but not yet adopted

There are no IFRS or IFRS IC interpretations that are not yet effective that would be expected to have a material impact on the Group in the future reporting periods or on foreseeable future transactions.

4       Critical estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be minimum guarantee revenue recognition, fair value and impairment of intangible assets - registrations, and recognition of deferred tax assets.

In preparing these interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2019, with the exception of the following:

•	Impact of COVID-19. The financial and operating results for the three and nine months ended 31 March 2020 are currently being prepared on the assumption that the 2019/20 Premier League season will be completed in June and July 2020 behind closed doors.
•	Due to the delay to the 2019/20 domestic football season and changes to broadcasting schedules, Broadcasting revenues for the three and nine months ended 31 March 2020 have been reduced to reflect an estimated £15.0m Premier League rebate due to broadcasters, based on the number of home and away Premier League matches played year to date, as a percentage of the total 19/20 Premier League season fixtures.
•	Changes in estimates that are required in determining the provision for income taxes.

Manchester United plc
Notes to the interim consolidated financial statements (continued) -
unaudited

5       Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in European competitions and domestic cups could result in significant additional Matchday and Broadcasting revenue, and consequently we may recognize the most revenue in our fourth fiscal quarter in those years.

Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the UK and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United men’s first team undertaking tours. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis). In respect of contracts with multiple performance obligations, the Group allocates the total consideration receivable to each separately identifiable performance obligation based on their relative fair values, and then recognizes the allocated revenue as performance obligations are satisfied evenly over time (i.e. on a straight-line basis). Retail revenue is recognized when control of the products has transferred, being at the point of sale to the customer. License revenue in respect of right to access licences is recognized in line with the performance obligations included within the contract, in instances where these remain the same over the duration of the contract, revenue is recognized evenly on a time elapsed (i.e. straight-line) basis. Sales-based royalty revenue is recognized only when the subsequent sale is made.

Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis). The Group has a 10-year agreement with adidas which began on 1 August 2015. The minimum guarantee payable by adidas over the term of the agreement is £750 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s first team wins the Premier League, FA Cup or UEFA Champions League, or decrease if the club’s men’s first team fails to participate in the UEFA Champions League for two or more consecutive seasons with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. Participation in the UEFA Champions League is typically secured via a top 4 finish in the Premier League or winning the UEFA Europa League. Revenue is currently being recognized based on management’s estimate as at 31 March 2020 that the full minimum guarantee amount is the most likely amount that will be received, as management does not expect two consecutive seasons of non-participation in the Champions League.

Manchester United plc
Notes to the interim consolidated financial statements (continued) -
unaudited

5       Seasonality of revenue (continued)

Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the Premier League and UEFA.

Distributions from the Premier League comprise a fixed element (which is recognized evenly as each performance obligation is satisfied i.e.as each Premier League match is played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective performance obligation is satisfied i.e. the respective match is played), and merit awards (which, being variable consideration, are recognized when each performance obligation is satisfied i.e. as each Premier League match is played, based on management’s estimate at the balance sheet date of where the men’s first team will finish at the end of the football season i.e. the most likely outcome).

Distributions from UEFA relating to participation in European competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other Premier League clubs in the competition), fixed amounts for participation in individual matches (which are recognized when the matches are played) and an individual club coefficient share (which is recognized over the group stage matches).

Matchday revenue is recognized based on matches played throughout the year with revenue from each match (including season ticket allocated amounts) only being recognized when the performance obligation is satisfied i.e. the match has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is used. Matchday revenue includes revenue receivable from all domestic and European matchday activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from domestic cup matches not played at Old Trafford, and fees for arranging other events at the Old Trafford stadium. As the Group acts as the principal in the sale of match tickets, the share of gate receipts payable to the other participating club and competition organizer for domestic cup matches played at Old Trafford is treated as an operating expense.

Delays to the recommencement and completion of the 2019/20 Premier League season, UEFA and domestic cup competitions due to COVID-19, has resulted in the deferral of certain Broadcasting and Matchday revenues, which will be recognised as and when the remaining home and away matches are played across the various competitions i.e. when the respective performance obligations have been met.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

6       Revenue from contracts with customers

6.1	Disaggregation of revenue from contracts with customers

The principal activity of the Group is the operation of men’s and women’s professional football clubs. All of the activities of the Group support the operation of the football clubs and the success of the men’s first team in particular is critical to the on-going development of the Group. Consequently the chief operating decision maker (being the Board and executive officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of professional football clubs.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended 31 March		Nine months ended 31 March
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Commercial	68,582	66,616	219,637	208,460
Broadcasting	25,975	53,771	123,548	200,289
Matchday	29,154	31,681	84,352	86,957
	123,711	152,068	427,537	495,706

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

6.2	Assets and liabilities related to contracts with customers

Details of movements on assets related to contracts with customers are as follows:

Current contract assets – accrued revenue £’000
At 1 July 2018	38,018
Recognized in revenue during the period	48,647
Cash received/amounts invoiced during the period	(33,592)
At 31 March 2019	53,073
Recognized in revenue during the period	24,683
Cash received/amounts invoiced during the period	(38,224)
At 30 June 2019	39,532
Recognized in revenue during the period	39,959
Cash received/amounts invoiced during the period	(36,791)
At 31 March 2020	42,700

A contract asset (accrued revenue) is recognized if Commercial, Broadcasting or Matchday revenue performance obligations are satisfied prior to unconditional consideration being due under the contract.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

6	Revenue from contracts with customers (continued)

6.2	Assets and liabilities related to contracts with customers (continued)

Details of movements on liabilities related to contracts with customers are as follows:

	Current contract liabilities – deferred revenue £’000	Non-current contract liabilities – deferred revenue £’000	Total contract liabilities – deferred revenue £’000
At 1 July 2018	(180,512)	(37,085)	(217,597)
Recognized in revenue during the period	174,482	-	174,482
Cash received/amounts invoiced during the period	(142,328)	(21,774)	(164,102)
Reclassified to current during the period	(7,780)	7,780	-
At 31 March 2019	(156,138)	(51,079)	(207,217)
Recognized in revenue during the period	98,743	-	98,743
Cash received/amounts invoiced during the period	(114,269)	(757)	(115,026)
Reclassified to current during the period	(18,482)	18,482	-
At 30 June 2019	(190,146)	(33,354)	(223,500)
Recognized in revenue during the period	172,152	-	172,152
Cash received/amounts invoiced during the period	(68,851)	(4,603)	(73,454)
Reclassified to current during the period	(12,395)	12,395	-
At 31 March 2020	(99,240)	(25,562)	(124,802)

Commercial, broadcasting and matchday consideration which is received in advance of the performance obligation being satisfied is treated as a contract liability (deferred revenue). The deferred revenue is then recognized as revenue when the performance obligation is satisfied. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then recognized as revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

7	Operating expenses

	Three months ended 31 March		Nine months ended 31 March
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Employee benefit expenses	(69,451)	(84,800)	(210,626)	(239,746)
Depreciation - property, plant and equipment (note 14)	(3,171)	(2,819)	(9,444)	(8,534)
Depreciation – right-of-use assets (note 15)	(423)	-	(1,231)	-
Depreciation - investment property (note 16)	(89)	(33)	(276)	(97)
Amortization (note 17)	(32,346)	(30,434)	(95,790)	(99,005)
Other operating expenses	(26,303)	(26,095)	(82,090)	(81,049)
Exceptional items (note 8)	-	-	-	(19,599)
	(131,783)	(144,181)	(399,457)	(448,030)

8	Exceptional items

	Three months ended 31 March		Nine months ended 31 March
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Compensation paid for loss of office	-	-	-	(19,599)
	-	-	-	(19,599)

Compensation paid for loss of office relates to amounts payable to the former manager and certain members of the coaching staff.

9	Profit on disposal of intangible assets

	Three months ended 31 March		Nine months ended 31 March
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Profit/(loss) on disposal of registrations	3,949	6,003	14,163	23,844
Player loan income	816	375	1,904	613
	4,765	6,378	16,067	24,457

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

10	Net finance costs

	Three months ended 31 March		Nine months ended 31 March
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Interest payable on bank loans and overdrafts	(282)	(344)	(865)	(869)
Interest payable on secured term loan facility, senior secured notes and revolving facility	(4,754)	(4,182)	(14,209)	(13,572)
Interest payable on lease liabilities (note 15)	(33)	-	(101)	-
Amortization of issue costs on secured term loan facility and senior secured notes	(139)	(158)	(430)	(479)
Foreign exchange losses on retranslation of unhedged US dollar borrowings	(19,664)	-	(2,590)	(105)
Unwinding of discount relating to registrations	(179)	(539)	(1,348)	(1,770)
Hedge ineffectiveness on cash flow hedges	(707)	-	(119)	-
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	-	(138)	(39)	(82)
Total finance costs	(25,758)	(5,361)	(19,701)	(16,877)
Interest receivable on short-term bank deposits	204	531	1,274	2,005
Foreign exchange losses on retranslation of unhedged US dollar borrowings	-	1,430	-	-
Hedge ineffectiveness on cash flow hedges	-	252	-	252
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	307	-	-	-
Total finance income	511	2,213	1,274	2,257
Net finance costs	(25,247)	(3,148)	(18,427)	(14,620)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

11       Income tax credit/(expense)

	Three months ended 31 March		Nine months ended 31 March
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Current tax
Current tax on loss/(profit) for the period	5,750	(1,579)	(923)	(4,182)
Foreign tax	(151)	(568)	(806)	(971)
Adjustment in respect of previous years	409	-	377	-
Total current tax credit/(expense)	6,008	(2,147)	(1,352)	(5,153)
Deferred tax
Origination and reversal of temporary differences	5,109	(2,091)	(1,674)	(12,065)
Re-measurement of US deferred tax asset	(4,628)	-	(8,624)	-
Adjustment in respect of previous years	(788)	774	(788)	774
Total deferred tax expense	(307)	(1,317)	(11,086)	(11,291)
Total income tax credit/(expense)	5,701	(3,464)	(12,438)	(16,444)

Tax is recognized based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2020 is 12.24% (30 June 2019: 26.2%). The total income tax expense for the nine months ended 31 March 2020 includes an expense of £9.3million (nine months ended 31 March 2019: credit of £1.3 million) treated as discrete items.

In addition to the amounts recognized in the statement of profit or loss, the following amounts relating to tax have been recognized in other comprehensive income:

	Three months ended 31 March		Nine months ended 31 March
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
Current tax	(469)	(491)	(1,401)	(1,450)
Deferred tax (note 18)	1,146	362	1,471	472
Total tax credit/(expense) recognized in other comprehensive income	677	(129)	70	(978)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

12        (Loss)/earnings per share

	Three months ended 31 March		Nine months ended 31 March
	2020	2019	2020	2019
(Loss)/profit for the period (£’000)	(22,853)	7,653	13,282	41,069
Basic (loss)/earnings per share (pence)	(13.89)	4.65	8.07	24.96
Diluted (loss)/earnings per share (pence)	(13.89)	4.65	8.06	24.94

(i)	Basic (loss)/earnings per share

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit for the period by the weighted average number of ordinary shares in issue during the period.

(ii)	Diluted (loss)/earnings per share

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year, or, if later, the date of issue of the potential ordinary shares.

(iii)	Weighted average number of shares used as the denominator
	Three months ended 31 March		Nine months ended 31 March
	2020 Number ‘000	2019 Number ‘000	2020 Number ‘000	2019 Number ‘000
Class A ordinary shares	40,573	40,195	40,573	40,195
Class B ordinary shares	124,000	124,000	124,000	124,000
Treasury shares	(29)	-	(10)	-
Weighted average number of ordinary shares used as the denominator in calculating basic (loss)/earnings per share	164,544	164,195	164,563	164,195
Adjustment for calculation of diluted (loss)/earnings per share assumed conversion into Class A ordinary shares	-	396	183	396
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted (loss)/earnings per share(1)	164,544	164,591	164,746	164,591

(1) For the three months ended 31 March 2020 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce their loss per share, and hence have been excluded.

13       Dividends

Dividends paid in the nine months ended 31 March 2020 amounted to $14,812,000 ($0.09 per share), the pounds sterling equivalent of which was £11,323,000. Dividends paid in the nine months ended 31 March 2019 amounted to $14,807,000 ($0.09 per share), the pounds sterling equivalent of which was £11,610,000.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

14        Property, plant and equipment

	Freehold property £’000	Plant and machinery£’000	Fixtures and fittings £’000	Total £’000
At 1 July 2019
Cost	268,981	34,845	64,806	368,632
Accumulated depreciation	(53,155)	(29,688)	(39,757)	(122,600)
Net book amount	215,826	5,157	25,049	246,032
Nine months ended 31 March 2020
Opening net book amount	215,826	5,157	25,049	246,032
Additions	92	1,723	16,591	18,406
Depreciation charge	(2,447)	(1,896)	(5,101)	(9,444)
Closing net book amount	213,471	4,984	36,539	254,994
At 31 March 2020
Cost	269,073	36,568	81,397	387,038
Accumulated depreciation	(55,602)	(31,584)	(44,858)	(132,044)
Net book amount	213,471	4,984	36,539	254,994
At 31 July 2018
Cost	269,367	34,790	57,800	361,957
Accumulated depreciation	(50,032)	(30,621)	(35,903)	(116,556)
Net book amount	219,335	4,169	21,897	245,401
Nine months ended 31 March 2019
Opening net book amount	219,335	4,169	21,897	245,401
Additions	23	2,972	6,534	9,529
Disposals	(25)	4	21	-
Depreciation charge	(2,457)	(1,932)	(4,145)	(8,534)
Closing net book amount	216,876	5,213	24,307	246,396
At 31 March 2019
Cost	269,365	37,766	64,355	371,486
Accumulated depreciation	(52,489)	(32,553)	(40,048)	(125,090)
Net book amount	216,876	5,213	24,307	246,396

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

15       Leases

As explained in note 3 above, the Group has adopted IFRS 16 for leases where the Group is the lessee with effect from 1 July 2019.

(i)       Amounts recognized in the consolidated balance sheet

The balance sheet shows the following amounts relating to leases:

Right-of-use assets:

	31 March 2020 £’000	30 June 2019 £’000	31 March 2019 £’000
Property	4,673	-	-
Plant and machinery	311	-	-
Total	4,984	-	-

Additions to right-of-use assets for the three and nine months ended 31 March 2020 amounted £239,000.

Lease liabilities:

	31 March 2020 £’000	30 June 2019 £’000	31 March 2020 £’000
Current	1,687	-	-
Non-current	3,416	-	-
Total lease liabilities	5,103	-	-

The total cash outflow for leases for the three months ended 31 March 2020 amounted £416,000.

The total cash outflow for leases for the nine months ended 31 March 2020 amounted £1,212,000.

(ii)       Amounts recognized in the consolidated statement of profit or loss:

	31 March 2020 £’000	31 March 2019 £’000
Depreciation charge of right-of-use assets
Property	(1,147)	-
Plant and machinery	(84)	-
	(1,231)	-
Interest expense (included in finance cost)	(101)	-
Expense relating to short-term leases (included in operating expenses)	(406)	-
Expense relating to low value leases (included in operating expenses)	(20)	-

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

15       Leases (continued)

(iii)       The group’s leasing activities and how these are accounted for

The Group leases various offices and equipment. Until 30 June 2019, these leases of property, plant and equipment were classified and accounted for as operating leases and lease payments were charged to profit or loss on a straight-line basis over the period of the lease. From 1 July 2019, all leases with a term of more than 12 months, unless the underlying asset is of low value, are recognized as a right-of-use asset, with a corresponding lease liability, at the date at which the leased asset is available for use by the Group.

The lease agreements do not impose any covenants other than the security interests in the right-of-use assets that are held by the lessor. Right-of-use assets may not be used as security for borrowing purposes.

Lease liabilities are initially measured on a present value basis. Lease liabilities include the net present value of lease payments, less any lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, which is generally the case for leases of the Group, the Group’s incremental borrowing rate is used, being the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are initially measured at cost comprising the following:

•	the amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs; and

•	restoration costs.

Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Payments associated with short-term leases of property, plant and equipment and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

16       Investment property

Total £’000
At 1 July 2019
Cost	32,193
Accumulated depreciation and impairment	(7,214)
Net book amount	24,979
Nine months ended 31 March 2020
Opening net book amount	24,979
Depreciation charge	(276)
Closing net book amount	24,703
At 31 March 2020
Cost	32,193
Accumulated depreciation and impairment	(7,490)
Net book amount	24,703

At 1 July 2018
Cost	19,769
Accumulated depreciation and impairment	(5,933)
Net book amount	13,836
Nine months ended 31 March 2019
Opening net book amount	13,836
Depreciation charge	(97)
Closing net book amount	13,739
At 31 31 March 2019
Cost	19,769
Accumulated depreciation and impairment	(6,030)
Net book amount	13,739

Management obtained an external valuation report carried out in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Professional Standards, January 2014 as of 30 June 2019. The fair value of investment properties as of 30 June 2019 was £27,633,000. Management has considered the carrying amount of investment property as of 31 March 2020 and concluded that, as there are no indicators of material impairment, an impairment test is not required. The external valuation was carried out on the basis of Market Value, as defined in the RICS Valuation – Professional Standards, January 2014. Fair value of investment property is determined using inputs that are not based on observable market data; consequently the asset is categorized as Level 3.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

17      Intangible assets

	Goodwill £’000	Registrations £’000	Other intangible assets £’000	Total £’000
At 1 July 2019
Cost	421,453	772,328	13,964	1,207,745
Accumulated amortization	-	(433,566)	(5,322)	(438,888)
Net book amount	421,453	338,762	8,642	768,857
Nine months ended 31 March 2020
Opening net book amount	421,453	338,762	8,642	768,857
Additions	-	161,859	1,883	163,742
Disposals	-	(52,063)	-	(52,063)
Amortization charge	-	(92,201)	(3,589)	(95,790)
Closing book amount	421,453	356,357	6,936	784,746
At 31 March 2020
Cost	421,453	811,664	14,482	1,247,599
Accumulated amortization	-	(455,307)	(7,546)	(462,853)
Net book amount	421,453	356,357	6,936	784,746

At 1 July 2018
Cost	421,453	785,594	10,379	1,217,426
Accumulated amortization	-	(416,086)	(1,700)	(417,786)
Net book amount	421,453	369,508	8,679	799,640
Nine months ended 31 March 2019
Opening net book amount	421,453	369,508	8,679	799,640
Additions	-	23,448	3,009	26,457
Disposals	-	(8,541)	-	(8,541)
Amortization charge	-	(96,405)	(2,600)	(99,005)
Closing net book amount	421,453	288,010	9,088	718,551
At 31 March 2019
Cost	421,453	742,921	13,388	1,177,762
Accumulated amortization	-	(454,911)	(4,300)	(459,211)
Net book amount	421,453	288,010	9,088	718,551

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

17         Intangible assets (continued)

Impairment tests for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment.

An impairment test has been performed on the carrying value of goodwill based on value-in-use calculations. The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, registrations and other capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 1.5% (2019: 2.0%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 7.5% (2019: 7.6%) for each period, the assumption that the 2019/20 Premier League season and UEFA competitions will be completed post June 2020 with matches played behind closed doors as a result of COVID-19, the assumption that the 2020/21 season will commence as normal, and certain assumptions around progression in domestic and European cup competitions, notably the Champions League.

Management determined budgeted revenue growth based on historic performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

The following sensitivity analysis was performed:

•	increase the discount rate by 1% (post-tax);
•	more prudent assumptions around the impact of COVID-19 including the impact of playing a portion of the 2020/21 season matches behind closed doors; and
•	more prudent assumptions around qualification for European competitions.

In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 31 March 2020 was £2,098,000 and £1,249,000 respectively (31 March 2019: £1,854,000 and £456,000 respectively).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

18         Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	31 March 2020 £’000	30 June 2019 £’000	31 March 2019 £’000
US deferred tax assets	(54,061)	(58,415)	(57,057)
UK deferred tax liabilities	37,126	31,865	33,678
Net deferred tax asset	(16,935)	(26,550)	(23,379)

The movements in the net deferred tax asset are as follows:

	31 March 2020 £’000	30 June 2019 £’000	31 March 2019 £’000
At the beginning of the period	(26,550)	(34,198)	(34,198)
Expensed to the statement of profit or loss (note 11)	11,086	8,112	11,291
Credited to other comprehensive income (note 11)	(1,471)	(634)	(472)
Expense relating to share-based payments(1)	-	170	-
At the end of the period	(16,935)	(26,550)	(23,379)

(1) Expense relating to share-based payments arise on the movement in the share price on equity-settled awards between the grant date and the reporting date – see interim consolidated statement of changes in equity above.

19        Inventories

	31 March 2020 £’000	30 June 2019 £’000	31 March 2019 £’000
Finished goods	2,403	2,130	2,083

The cost of inventories recognized as an expense and included in operating expenses for the nine months ended 31 March 2020 amounted to £6,243,000 (year ended 30 June 2019: £8,664,000; nine months ended 31 March 2019: £6,633,000).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

20        Trade receivables

	31 March 2020 £’000	30 June 2019 £’000	31 March 2019 £’000
Trade receivables	93,985	46,694	139,607
Less: provision for impairment of trade receivables	(10,450)	(12,954)	(10,660)
Net trade receivables	83,535	33,740	128,947
Less: non-current portion
Trade receivables	42,429	9,889	9,964
Non-current trade and other receivables	42,429	9,889	9,964
Current trade and other receivables	41,106	23,851	118,983

Net trade receivables include transfer fees receivable from other football clubs of £58,462,000 (30 June 2019: £18,270,000; 31 March 2019: £22,802,000) of which £42,429,000 (30 June 2019: £9,889,000; 31 March 2019: £9,964,000) is receivable after more than one year. Net trade receivables also include £17,385,000 (30 June 2019: £12,725,000; 31 March 2019: £103,222,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as contract liabilities - deferred revenue.

The fair value of net trade receivables as at 31 March 2020 was £86,041,000 (30 June 2019: £34,259,000; 31 March 2019: £129,668,000) before discounting of cash flows.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

21        Derivative financial instruments

	31 March 2020		30 June 2019		31 March 2019
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Used for hedging:
Interest rate swaps	-	(8,538)	-	(2,298)	747	-
Forward foreign exchange contracts	110	(4)	-	-	-	(151)
At fair value through profit or loss:
Embedded foreign exchange derivatives	205	-	245	-	541	-
Forward foreign exchange contracts	1,509	-	97	-	-	-
	1,824	(8,542)	342	(2,298)	1,288	(151)
Less non-current portion:
Used for hedging:
Interest rate swaps	-	(8,538)	-	(2,298)	747	-
Forward foreign exchange contracts	31	-	-	-	-	(21)
At fair value through profit or loss:
Embedded foreign exchange derivatives	127	-	30	-	30	-
Forward foreign exchange contracts	976	-	-	-	-	-
Non-current derivative financial instruments	1,134	(8,538)	30	(2,298)	777	(21)
Current derivative financial instruments	690	(4)	312	-	511	(130)

Fair value hierarchy

Derivative financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

•	Level 1 – the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.
•	Level 2 - the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
•	Level 3 – if one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

All of the financial instruments detailed above are included in level 2.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

22	Cash and cash equivalents

	31 March 2020 £’000	30 June 2019 £’000	31 March 2019 £’000
Cash at bank and in hand	90,251	307,637	193,855

Cash and cash equivalents for the purposes of the statement of cash flows are as above.

23	Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2018	164,526	53
Employee share-based compensation awards – issue of shares	-	-
At 31 March 2019	164,526	53
Employee share-based compensation awards – issue of shares	45	-
At 30 June 2019	164,571	53
Employee share-based compensation awards – issue of shares	2	-
At 31 March 2020	164,573	53

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

As of 31 March 2020, the Company’s issued share capital comprised 40,572,687 Class A ordinary shares and 124,000,000 Class B ordinary shares.

312,019 Class A ordinary shares were purchased during the period and are held in treasury. Distributable reserves have been reduced by £3,720,000, being the consideration paid for these shares. See note 24.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

24	Treasury shares

	Number of shares (thousands)	£’000
At 1 July 2018, 31 March 2019 and 30 June 2019	-	-
Acquisition of shares	(312)	(3,720)
At 31 March 2020	(312)	(3,720)

Treasury shares are Class A ordinary shares of Manchester United plc that are held by Manchester United plc. The total cost includes after tax transaction costs of £7,000.

25	Trade and other payables

	31 March 2020 £’000	30 June 2019 £’000	31 March 2019 £’000
Trade payables	141,225	196,644	128,180
Other payables	11,474	4,689	5,069
Accrued expenses	73,322	94,381	87,432
Social security and other taxes	17,173	13,855	10,611
	243,194	309,569	231,292
Less: non-current portion
Trade payables	50,600	77,438	43,698
Other payables	1,380	1,745	1,861
Non-current trade and other payables	51,980	79,183	45,559
Current trade and other payables	191,214	230,386	185,733

Trade payables include transfer fees and other associated costs in relation to the acquisition of registrations of £134,522,000 (30 June 2019: £187,544,000; 31 March 2019: £122,281,000) of which £50,600,000 (30 June 2019: £77,438,000; 31 March 2019: £43,698,000) is due after more than one year. Of the amount due after more than one year, £26,709,000 (30 June 2019: £59,889,000; 31 March 2019: £32,767,000) is expected to be paid between 1 and 2 years, and the balance of £23,891,000 (30 June 2019: £17,549,000; 31 March 2019: £10,931,000) is expected to be paid between 2 and 5 years.

The fair value of trade payables as at 31 March 2020 was £144,253,000 (30 June 2019: £199,922,000; 31 March 2019: £130,753,000) before discounting of cash flows. The fair value of other payables is not materially different to their carrying value.

The UK government has made available a range of business support measures during COVID-19. The Group has benefited directly from government assistance in the form of payment deferrals for VAT. The quarterly VAT payment of £9,999,000 for the period ended 29 February 2020, originally due 31 March 2020, has been deferred until 31 March 2021.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

26	Borrowings

	31 March 2020 £’000	30 June 2019 £’000	31 March 2019 £’000
Senior secured notes	338,497	330,757	322,638
Secured term loan facility	178,578	175,022	170,698
Accrued interest on senior secured notes	2,302	5,453	2,197
	519,377	511,232	495,533
Less: non-current portion
Senior secured notes	338,497	330,757	322,638
Secured term loan facility	178,578	175,022	170,698
Non-current borrowings	517,075	505,779	493,336
Current borrowings	2,302	5,453	2,197

The senior secured notes of £338,497,000 (30 June 2019: £330,757,000; 31 March 2019: £322,638,000) is stated net of unamortized issue costs amounting to £3,142,000 (30 June 2019: £3,414,000; 31 March 2019: £3,508,000). The outstanding principal amount of the senior secured notes is $425,000,000 (30 June 2019: $425,000,000; 31 March 2019: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

The senior secured notes were issued by our wholly-owned subsidiary, Manchester United Football Club Limited, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and are secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly-owned subsidiaries of Manchester United plc.

The secured term loan facility of £178,578,000 (30 June 2019: £175,022,000; 31 March 2018: £170,698,000) is stated net of unamortized issue costs amounting to £2,291,000 (30 June 2019: £1,894,000; 31 March 2019: £1,967,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (30 June 2019: $225,000,000; 31 March 2019: $225,000,000). The secured term loan facility attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The secured term loan facility was amended by an amendment and restatement agreement dated 5 August 2019 which became effective on 6 August 2019 to, among other things, extend the expiry date. Consequently, the remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

The secured term loan facility was provided to our wholly-owned subsidiary, Manchester United Football Club Limited, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and is secured against substantially all of the assets of each of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

26	Borrowings (continued)

The Group also has undrawn committed borrowing facilities of £150,000,000 (30 June 2019: £125,000,000; 31 March 2019: £125,000,000). The facility terminates on 4 April 2025. Drawdowns would attract interest of LIBOR or EURIBOR plus an applicable margin of between 1.25% and 1.75% per annum (depending on the total net leverage ratio at that time).

The Group has complied with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes during the 2020 and 2019 reporting period.

27	Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2020 £’000	2019 £’000	2020 £’000	2019 £’000
(Loss)/profit before income tax	(28,554)	11,117	25,720	57,513
Adjustments for:
Depreciation	3,683	2,852	10,951	8,631
Amortization	32,346	30,434	95,790	99,005
Profit on disposal of intangible assets	(4,765)	(6,378)	(16,067)	(24,457)
Net finance costs	25,247	3,148	18,427	14,620
Non-cash employee benefit expense - equity-settled share-based payments	226	164	591	535
Foreign exchange (gains)/losses on operating activities	(640)	(94)	(926)	88
Reclassified from hedging reserve	3,177	1,167	8,988	4,011
Changes in working capital:
Inventories	132	527	(273)	(667)
Prepayments	2,343	(2,687)	2,162	(2,145)
Contract assets – accrued revenue	35,398	26,423	(3,168)	(15,055)
Trade receivables	(14,475)	(91,283)	(5,971)	(9,564)
Other receivables	493	1,161	1,067	(329)
Contract liabilities – deferred revenue	(42,380)	44,603	(98,698)	(10,380)
Trade and other payables	22,102	8,649	(22,699)	(9,666)
Cash generated from operations	34,333	29,803	15,894	112,140

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

28	Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme, with 92 participating employers, and where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2017 where the total deficit on the ongoing valuation basis was £30.4 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

The Group currently pays total contributions of £482,000 per annum and this amount will increase by 5% per annum from September 2020. Based on the actuarial valuation assumptions, this will be sufficient to pay off the deficit by 31 October 2023.

As of 31 March 2020, the present value of the Group’s outstanding contributions (i.e. its future liability) is £1,861,000. This amounts to £481,000 (30 June 2019: £459,000; 31 March 2019: £453,000) due within one year and £1,380,000 (30 June 2019: £1,745,000; 31 March 2019: £1,861,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the statement of profit or loss in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

29	Financial risk management

29.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, and cash flow and fair value interest rate risk), credit risk, and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, they should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2019, as filed with the Securities and Exchange Commission on 24 September 2019, in the Company’s Annual Report on Form 20-F.

Management has assessed the impact of COVID-19 on the credit risk of trade receivables and contract assets and determined that there is no evidence to suggest further provisions for impairment are required.

29.2	Hedging activities

The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between April 2020 to June 2024. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the statement of profit or loss immediately (within net finance costs). The table below details the net borrowings being hedged at the balance sheet date:

	31 March 2020 $’000	30 June 2019 $’000	31 March 2019 $’000
USD borrowings	650,000	650,000	650,000
Hedged USD cash	(30,058)	(308,838)	(180,012)
Net USD debt	619,942	341,162	469,988
Hedged future USD revenues	(168,787)	(211,153)	(205,249)
Unhedged USD borrowings	451,155	130,009	264,739
Closing USD exchange rate ($: £)	1.2440	1.2718	1.3031

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

29	Financial risk management (continued)

29.2	Hedging activities (continued)

The Group hedges its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. net finance costs), as the underlying interest payments, which given the term of the swap will be between April 2020 to June 2024. The following table details the interest rate swaps at the reporting date that are used to hedge borrowings:

	31 March 2020	30 June 2019	31 March 2019
Principal value of loan outstanding ($‘000)	150,000	150,000	150,000
Rate received	1 month $ LIBOR	1 month $ LIBOR	1 month $ LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024	30 June 2024

As of 31 March 2020 the fair value of the above interest rate swaps was a liability of £8,538,000 (30 June 2019: liability of £2,298,000; 31 March 2019: asset of £747,000).

The Group also seeks to hedge the majority of the foreign exchange risk on revenue arising as a result of participation in UEFA club competitions, either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue. The Group also seeks to hedge the foreign exchange risk on other contracted future foreign exchange expenses using available foreign exchange cash balances and forward foreign exchange contracts.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30	Contingent liabilities and contingent assets

30.1	Contingent liabilities

The Group had contingent liabilities at 31 March 2020 in respect of:

(i)	Transfer fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £86,833,000 (30 June 2019: £74,321,000; 31 March 2019: £64,828,000). No material adjustment was required to the amounts included in the cost of registrations during the period (2019: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the statement of profit or loss (2019: no material impact). As of 31 March 2020, the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £’000	Other £’000	Total £’000
MUFC appearances/team success/new contract	29,838	11,605	41,443
International appearances	11,450	44	11,494
Other	33,091	805	33,896
	74,379	12,454	86,833

(ii)	Tax matters

We are currently in active discussions with UK tax authorities over a number of tax areas in relation to arrangements with players and players' representatives. It is possible that in the future, as a result of discussions between the Group and UK tax authorities, as well as discussions UK tax authorities are holding with other stakeholders within the football industry, interpretations of applicable rules will be challenged, which could result in liabilities in relation to these matters. The information usually required by IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, is not disclosed on the grounds that it is not practicable to be disclosed.

30.2	Contingent assets

(i)	Transfer fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 31 March 2020, the amount of such receipt considered to be probable was £2,624,000 (30 June 2019: £707,000; 31 March 2019: £2,012,000).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

31	Commitments

31.1	Capital commitments

As at 31 March 2020, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £4,708,000 (30 June 2019: £3,794,000; 31 March 2019: £1,941,000) and to other intangible assets amounting to £1,575,000 (30 June 2019: £nil; 31 March 2019: £nil). These amounts are not recognized as liabilities.

31.2	Non-cancellable operating leases

The Group leases various offices and equipment under non-cancellable operating lease agreements.

From 1 July 2019, the Group has recognized right-of-use assets for these leases, except for short term and low value leases. See note 3 and note 15 for further information.

The Group also leases out its investment property.

32	Related party transactions

Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 7.50% of our outstanding Class A ordinary shares and all of our outstanding Class B ordinary shares, representing 97.09% of the voting power of our outstanding capital stock.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

33	Subsidiaries

The following companies are the principal subsidiary undertakings of the Company as of 31 March 2020:

Subsidiaries	Principal activity	% of ownership interest
Red Football Finance Limited*	Finance company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women’s Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Holding company	100
MU Commercial Holdings Junior Limited	Holding company	100
MU Finance Limited	Dormant company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Retail company	100

* Direct investment of Manchester United plc, others are held by subsidiary undertakings.

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and RAML USA LLC which is incorporated in the United States.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

34	Events after the reporting period

34.1	Dividends

Our board of directors have announced that a semi-annual cash dividend of $0.09 per share will be paid to shareholders on 3 June 2020.

34.2	COVID-19

Following the end of the reporting period, the 2019/20 Premier League season has been further postponed. Based on current UK Government guidance and agreed medical protocols, we anticipate a return to play in June 2020.

As a precautionary measure, in order to increase its cash position, preserve financial flexibility and maintain liquidity in response to the COVID-19 outbreak, following the balance sheet date, the Group has drawn down £140,000,000 on its revolving facility.